

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

August 28, 2009

Mr. David Alley
Chief Executive Officer and Chief Financial Officer
Health Anti-Aging Lifestyle Options, Inc.
4233 E. Magnolia Avenue
Phoenix, AZ 85034

> **RE:** **Forms 10-K and 10-K/A for the year ended December 31, 2008**
> **Forms 10-Q and 10-Q/A for the periods ended March 31, 2009 and**
> **June 30, 2009**
> **File No. 0-50068**

Dear Mr. Alley:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief